Exhibit k.4
HIGHLAND SPECIAL SITUATIONS FUND II
FORM OF DISTRIBUTION AND SERVICE PLAN
     Highland Special Situations Fund II (the “Fund”) adopts as of _______, 2008, the following distribution and service plan (the “Plan”) with respect to the class of common shares (the “Shares”) of the Fund offered in the Fund’s initial public offering and as may be offered in subsequent continuous offerings by the Fund (for purposes of this Plan, “Class A Shares”; additional share classes (each, a “Class”) with pricing structures different from Class A Shares may be established and offered in the future pursuant to one or more amendments to this Plan). The Fund is a closed-end investment company registered under the Investment Company Act of 1940, as amended (together with the rules and regulations thereunder, the “Act”).
I. Plan Applying To Class A Shares
     The Fund shall pay a distribution fee at an annual rate not exceeding 0.10% of the average daily net assets of its Class A Shares and a service fee at an annual rate not exceeding 0.25% of the average daily net assets of its Class A Shares to PFPC Distributors, Inc. (“PFPC”) to facilitate the distribution of Shares of the Fund and for services rendered and expenses borne in connection with providing personal service and/or the maintenance of shareholder accounts of the Fund.
II. Payments of Fees under the Plan
     The Fund shall make all payments of distribution and service fees under this plan to PFPC monthly, on the 20th day of each month or, if such day is not a business day, on the next business day thereafter. The Fund shall not pay, nor shall PFPC be entitled to receive, any amount under this Plan if such payment would result in PFPC receiving amounts in excess of those permitted by applicable law or by rules of the Financial Industry Regulatory Authority, Inc.
III. Use of Fees
     PFPC may pay part or all of the distribution and service fees it receives from the Fund as commissions to financial service firms that sell the Fund’s Shares or as reimbursements to financial service firms or other entities that provide shareholder services to record or beneficial owners of Shares (including third-party administrators of qualified plans). This provision does not obligate PFPC to make any such payments nor limit the use that PFPC may make of the fees it receives.
IV. Reporting
     PFPC shall provide to the Funds’ Trustees, and the Trustees shall review, at least quarterly, reports setting forth all Plan expenditures, and the purposes for those expenditures. Amounts payable under this paragraph are subject to any limitations on such amounts prescribed by applicable laws or rules.

V. Other Payments Authorized
     Although the Fund is a closed-end investment company and therefore not subject to Rule 12b-1 under the Act, the Plan is designed to comply with any applicable requirements imposed by Rule 12b-1 as if the Fund were an open-end investment company subject to Rule 12b-1.
VI. Conditions to Effectiveness of Plan
     While this Plan is in effect, the Fund shall satisfy the “fund governance standards” as defined in Rule 0-1(a)(7) under the Act.
VII. Effective Date; Continuation; Amendment; Termination
     This Plan shall become effective immediately upon the effectiveness of the Fund’s registration statement on Form N-2 (File Nos. 333-151602 and 811-22206), provided that it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Fund and (b) the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on this Plan or such agreement. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan pursuant to this Section VII. The Plan may not be amended to increase materially the distribution and service fee with respect to a Class of Shares without the approval of at least a majority of the outstanding voting securities of such Class of the Fund, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan pursuant to this Section VII. The Plan may be terminated with respect to any Class of Shares at any time by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of such Class of Shares.
VIII. Related agreements
     All agreements with any person relating to implementation of this Plan with respect to the Fund shall be in writing, and any agreement related to the Plan with respect to the Fund shall provide:
A.	That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding securities of the relevant Class of the Fund or the Fund, as the case may be, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.
IV. Definitions
     As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the terms “affiliated person,” “assignment,” “interested person” and “majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

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